ORBIS

05011385

Warszawa , 2005-09-02

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

RECEIVED SEP 19 2005 156 SEC MAIL PROCESSING SECTION WASH., D.C.

SEP 16 2005
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 28/2005.
Best regards

Krzysztof Gerula

I Vice President

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no 28/2005

„Orbis" S.A. (hereinafter: Orbis) hereby informs that based on mutual concessions, on September 1, 2005, Orbis and the company Hotel Europejski w Warszawie S.A. (hereinafter: Hesa), executed an agreement that amicably settles all and any disputes and stands as the basis for a final settlement of all the existing or potential mutual claims concerning the Europejski Hotel in Warsaw.

Orbis S.A. will pay PLN 29,000,000 plus VAT to Hesa, that is a gross amount of PLN 35,380,000 (say: thirty five million three hundred and eight hundred thousand) from funds set aside in the form of an existing provision.

Simultaneously to the execution of the above-mentioned agreement, the real estate of the Europejski Hotel was released to Hesa.